NEWS RELEASE

New York - AG	May 28, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Announces Second Gold-Silver Discovery Within a Year at Santa Elena
and Expands High-Grade Mineralization at Navidad

Santo Niño:  A New Gold-Silver Discovery Confirmed 900 Metres South of the Santa Elena Plant.

Navidad: Drilling Expands the Mineral Deposit Footprint and Returns Higher-Grade Gold and Silver.

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to report a second significant discovery of vein-hosted gold and silver mineralization within a year at the Santa Elena property in Sonora, Mexico, and to share additional positive drilling results from the Navidad discovery.  The near surface, newly identified Santo Niño vein, located approximately one kilometre south of the Santa Elena mine, marks a significant addition to the district. Resource addition and resource conversion drilling at the Navidad Discovery - completed after maiden Inferred Resource estimate declaration (see news release dated March 31, 2025) - substantially increased the size of the mineralized area and several holes returned higher than average grades for the deposit. With the additions of Navidad and Santo Niño, the Santa Elena property now hosts four significant gold-silver deposits: Santa Elena, Ermitaño, Navidad, and Santo Niño, underscoring the growing scale and potential of the district.

"The past twelve months of our exploration activities at Santa Elena have been outstanding," stated Keith Neumeyer, President & CEO of First Majestic. "The Santo Niño discovery marks yet another exciting milestone for the district, and the drilling shows the vein remains open for expansion in most directions. At the same time, step-out drilling at the Navidad Discovery continues to intercept exceptionally high-grade mineralization and expand the resource envelope. Together with the producing Santa Elena and Ermitaño mines, these new deposits confirm Santa Elena as a truly prolific district with tremendous untapped potential. We believe Santo Niño and Navidad will meaningfully extend the mine life and will unlock additional value to the portfolio."

EXPLORATION HIGHLIGHTS FOR SANTO NIÑO AND NAVIDAD

Exploration drilling approximately 900 metres ("m") south of the Santa Elena processing plant has discovered the Santo Niño vein - a large, epithermal quartz-adularia vein hosting gold ("Au") and silver ("Ag") within a newly identified fault zone. Exploration drilling to date has traced the vein over one kilometre ("km") of strike and 400 m down-dip, with thirteen intercepts to date returning significant gold and silver grades. Confirmed mineralization spans more than 600 m along strike and approximately 200 m down dip, and the upside potential is open in multiple directions. Geological characteristics closely mirror those of the Ermitaño deposit, situated approximately 2.2 km to the east-southeast along strike, underscoring the district-scale potential at Santa Elena.

Drilling of the Navidad/Winter vein system, following the maiden Inferred Mineral Resource estimate effective December 31, 2024, expanded the footprint of precious metal mineralization while returning gold and silver grades substantially higher than were reported in the maiden Resource estimate. Drillhole EWUG-25-050 targeted the Winter vein more than 100 m east of prior drilling and intersected some of the highest-grade mineralization ever encountered on the Santa Elena Property: 6.8 m grading 14.8 g/t Au and 642 g/t Ag for an AgEq grade of 1,898 g/t. This interval includes 1.2 m at 29.5 g/t Au and 919 g/t Ag for 3,427 g/t AgEq; and 2.5m at 21.2 g/t Au and 1,093 g/t Ag for 2,897 g/t AgEq. Five additional significant intersections were cut further downhole including that of the Navidad vein. Resource conversion drilling confirms the continuity of precious metal mineralization and, in general, returned significantly higher gold and silver grades than estimated from prior drilling.

KEY DRILLING HIGHLIGHTS

Tables 1-3 below present a selection of drill hole intercepts with significant assay results from drilling at the Santo Niño and Navidad discoveries. All intercepts are true width.

Santo Niño Discovery Highlights

Table 1: Santo Niño Vein Significant Intercepts

Hole ID	From (m)	To (m)	True Width (m)	Metal Grades
SE-24-04	471.45	473.80	1.93	3.07 g/t Au and 115 g/t Ag
And	479.80	482.40	1.99	2.69 g/t Au and 59 g/t Ag
SE-25-15	345.00	347.20	1.91	8.38 g/t Au and 248 g/t Ag
Includes 1	345.75	346.25	0.43	27.50 g/t Au and 641 g/t Ag
SE-25-19	363.20	364.95	1.12	2.10 g/t Au and 34 g/t Ag
And	366.25	372.30	5.24	1.51 g/t Au and 81 g/t Ag
And	374.00	388.25	12.34	1.65 g/t Au and 113 g/t Ag
SE-25-23	376.20	378.60	1.84	4.81 g/t Au and 94 g/t Ag

Navidad Discovery Highlights

Table 2: Winter Vein Significant Intercepts

Hole ID	From (m)	To (m)	True Width (m)	Metal Grades
EWUG-25-050	702.50	713.10	6.81	14.77 g/t Au and 642 g/t Ag
Includes 1	702.90	704.75	1.19	29.51 g/t Au and 919 g/t Ag
Includes 2	705.10	708.95	2.47	21.22 g/t Au and 1093 g/t Ag
EWUG-25-051	569.10	575.90	5.89	11.11 g/t Au and 215 g/t Ag
Includes 1	569.45	569.90	0.39	17.81 g/t Au and 189 g/t Ag
Includes 2	571.15	572.50	1.17	24.99 g/t Au and 435 g/t Ag
Includes 3	573.45	573.80	0.30	12.05 g/t Au and 518 g/t Ag
Includes 4	574.35	575.00	0.56	16.52 g/t Au and 367 g/t Ag

Table 3: Navidad Vein Significant Intercepts

Hole ID	From (m)	To (m)	True Width (m)	Metal Grades
EW-24-387	1369.65	1371.75	1.61	4.74 g/t Au and 209 g/t Ag
EW-25-389	1120.95	1122.55	1.23	2.33 g/t Au and 158 g/t Ag
EW-25-389	1124.65	1129.55	3.75	6.06 g/t Au and 103 g/t Ag
EWUG-25-047	803.90	806.90	1.93	2.54 g/t Au and 14 g/t Ag
EWUG-25-047	815.00	825.45	9.05	3.31 g/t Au and 55 g/t Ag
EWUG-25-050	1017.00	1019.50	1.25	2.75 g/t Au and 314 g/t Ag

District-Scale Exploration Strategy

Building on the exploration model unveiled in February 2025, our exploration team delivered a second gold and silver discovery in less than 12 months - the Santo Niño vein. By drilling beneath the masking andesitic cover into the prospective rhyolite horizon, geologists intercepted the Santo Niño vein and delineated zones of high-grade mineralization. Large portions of the Santa Elena concession, where this rhyolite is concealed, have not yet been explored, underscoring the district's untapped potential. Figure 1 shows the locations of the two new discoveries within the broader Santa Elena property.

Figure 1: Santa Elena Property Schematic Map of the Santo Niño and Navidad Discovery Areas. Plan View.

Santo Niño Target

The Santo Niño discovery sits approximately 900 m south of the Santa Elena processing plant and 2.2 km west-northwest of the Ermitaño deposit. Twenty-three diamond drill core holes have been completed to date with thirteen returning significant vein-hosted gold and silver mineralization (Figures 2 and 3). Eleven of those intercepts define a continuous, higher-grade zone in the vein's western upper levels.

Santo Niño is a low-sulphidation, epithermal quartz-adularia vein within the Santo Niño fault zone (Figure 4). Drilling shows the structure strikes north-northwest and dips moderately to the northeast. The vein has now been traced for more than 1 km along strike and 400 m down-dip. Within that envelope, a mineralized core measuring ~600 m along strike by ~220 m down-dip has been identified to date. The average thickness of the mineralized zone is ~4.5 m and ranges from 1 m to 12.3 m. The mineralized area outlined by drilling is located in the western portion of the drill pattern projecting towards surface and the westernmost drill holes have returned some of the highest gold and silver grades. Mineralization remains open to the west and up-dip, while step-out holes on the east side have also intersected additional significant Au-Ag values that are open both eastward and at depth.

The full extent of the Santo Niño vein is yet to be defined, and substantial follow-up drilling is planned for 2025 to test its lateral and vertical potential.

Figure 2: Santo Niño Discovery Details, Santo Niño Vein. (A) Vertical Cross-Section of the Santo Niño Vein looking East. (B) Plan View of the Santo Niño Vein. (C) Long-Section Looking North. Full Projection of Santa Elena Mine Located ~ 1km North from Santo Niño Vein.

Figure 3: Santo Niño Vein Long Section Looking North with Significant Intercepts Highlighting the Emerging Mineral Discovery.
Santa Elena Mine Projected in the Background for Reference.

Figure 4: Core Photography of the Sano Niño Quartz-Adularia Vein with Gold and Silver Mineralization Detected by XRF Analysis
Hole SE-25-19 Assay Results: 12.34 m at 1.65 g/t Au and 113 g/t Ag (true width)

Navidad Target

Drilling in the first half of 2025 has significantly expanded the Navidad/Winter vein system and delivered assay grades that exceed the averages estimated from prior drilling in the maiden Inferred Mineral Resource estimate. Step-out and in-fill holes have now traced the combined structure for 1.3 km along strike and 450 m down-dip, confirming both the lateral continuity and the vertical reach of high-grade mineralization.

The most significant growth has occurred on the eastern flank of the deposit. Since the resource cut-off date, drilling to the east has expanded the Winter vein by 175 m, and the Navidad vein by 325 m, with each step-out hole returning robust precious-metal values (Figure 5).

Three holes highlight the potential for deposit grade increase, and core photos from these holes are shown in Figures 6 and 7:

  EWUG-25-050 (Winter vein) - drilled from an underground drill bay - an expansionary hole that intersected 6.81 m true width grading 14.77 g/t Au and 642 g/t Ag (1,898 g/t AgEq), including sub-intervals of 1.19 m at 29.51 g/t Au and 919 g/t Ag (3,427 g/t AgEq) and 2.47 m at 21.22 g/t Au and 1,093 g/t Ag (2,897 g/t AgEq).
  EWUG-25-051 (Winter vein) - drilled from an underground drill bay, intersected 5.89 m at 11.1 g/t Au and 215 g/t Ag (1,159 g/t AgEq), including sub-interval of 1.17m at 24.99 g/t Au and 435 g/t Ag (2,559 g/t AgEq).
  EW-25-389 (Navidad vein) - returned 3.75m at 6.06 g/t Au and 103 g/t Ag (618 g/t AgEq).

Structural interpretation indicates that the principal mineral shoots in both veins plunge gently - about 20° toward the east-northeast - and remain open up and down plunge (Figures 8 and 9).

In combination with the emerging Santo Niño discovery, the Navidad/Winter results reinforce Santa Elena's status as a district-scale, multi-deposit system with significant upside. An aggressive drill program, with nine active rigs currently, is in progress for the remainder of 2025, drilling aims to test the full strike length and depth potential of the new discoveries and to explore for additional mineral deposits.

Figure 5:  Navidad Vein System Detail. Winter and Navidad Veins. (A) Long-Section of Winter Vein Showing Expansion from Drilling. (B)
Plan View of Winter Vein. (C) Long Section of Navidad Vein Showing Expansion from Drilling. (D) Plan View of Navidad Vein.
Full Projection, Long Sections Looking North.

Figure 6: Core Photography of the Winter Vein with Very High-Grade Gold and Silver Mineralization Detected by XRF Analyzer.
Hole EW-25-050 Assay Results: 6.81 m at 14.77 g/t Au and 642 g/t Ag (true width).

Figure 7: Core Photography of the Navidad Vein with High-Grade Gold and Silver Mineralization Detected by XRF Analyzer.
Hole EW-25-389 Assay Results: 1.23 m at 2.33 g/t Au and 158 g/t Ag and 3.75 m at 6.06 g/t Au and 103 g/t Ag (true width).

Figure 8: Winter Vein Long Section Looking Northwest with Significant Intercepts. Green Boundary Represents the Previously Disclosed
Inferred Mineral Resource.

Figure 9: Navidad Vein Long Section Looking Northwest with Significant Intercepts. Green Boundary Represents the Previously Disclosed
Inferred Mineral Resource.

Table 4: Drilling Summary of Significant Gold and Silver Drill Hole Intercepts at Santo Niño and Navidad Discoveries

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
Santo Niño Project
SE-24-04	Santo Niño Vein 1	Resource addition	471.45	473.80	1.93	3.07	115	376
SE-24-04	Santo Niño Vein 2	Resource addition	479.80	482.40	1.99	2.69	59	288
SE-24-04	Santo Niño Vein 3	Resource addition	484.35	486.00	1.26	1.12	141	236
SE-24-04	Santo Niño Vein 4	Resource addition	486.80	488.45	1.26	1.12	55	151
SE-24-08	Santo Niño Vein 1	Resource addition	558.10	559.40	1.18	1.15	30	128
SE-24-08	Santo Niño Vein 2	Resource addition	562.70	564.00	1.18	0.53	88	133
SE-25-10	Santo Niño Vein 1	Resource addition	650.40	653.55	2.73	0.81	84	153
SE-25-10	Santo Niño Vein 2	Resource addition	655.15	659.25	3.55	0.67	93	150
SE-25-12	Vein	Resource addition	374.00	375.70	1.2	1.39	27	145
SE-25-12	Santo Niño Vein	Resource addition	381.30	389.30	5.66	1.18	120	221
SE-25-13	Santo Niño Vein	Resource addition	492.75	495.30	2.51	1.83	41	197
SE-25-14	Santo Niño Vein	Resource addition	639.95	641.55	1.03	2.69	151	379
SE-25-15	Santo Niño Vein	Resource addition	345.00	347.20	1.91	8.38	248	960
SE-25-15	Include 1	Resource addition	345.75	346.25	0.43	27.5	641	2,979
SE-25-16	Santo Niño Vein	Resource addition	344.85	347.00	1.95	2.55	20	237
SE-25-18	Santo Niño Vein	Resource addition	396.45	398.25	1.16	1.88	120	280
SE-25-19	Vein	Resource addition	363.20	364.95	1.12	2.1	34	212
SE-25-19	Breccia	Resource addition	366.25	372.30	5.24	1.51	81	209
SE-25-19	Santo Niño Vein	Resource addition	374.00	388.25	12.34	1.65	113	253
SE-25-21	Breccia	Resource addition	386.35	388.95	2.13	2.6	58	279
SE-25-21	Santo Niño Vein	Resource addition	405.35	415.20	8.07	0.8	65	133
SE-25-22	Santo Niño Vein 1	Resource addition	488.50	489.80	1.13	1.79	55	208
SE-25-22	Santo Niño Vein 2	Resource addition	492.00	495.55	3.07	2	60	229
SE-25-23	Santo Niño Vein	Resource addition	376.20	378.60	1.84	4.81	94	503
SE-25-25	Santo Niño Vein	Resource addition	421.50	424.25	1.94	1.4	66	185
Navidad Project
EW-24-387	Navidad Vein	Resource addition	1369.65	1371.75	1.61	4.74	209	611
EW-24-388	Vein	Resource addition	883.20	885.80	2.25	3.92	35	368
EW-24-388	Winter Vein	Resource addition	973.20	976.40	2.77	2.06	66	241
EW-24-388	Regalo Vein	Resource addition	1178.50	1179.95	1.11	1.34	98	212
EW-24-388	Navidad Vein	Resource addition	1201.05	1202.65	1.39	1.84	180	336
EW-24-388	Vnlts	Resource addition	1275.90	1277.35	1.26	0.83	83	153
EW-25-389	Navidad Vein	Resource addition	1120.95	1122.55	1.23	2.33	158	356
EW-25-389	Navidad Vein 2	Resource addition	1124.65	1129.55	3.75	6.06	103	618
EW-25-389	Include	Resource addition	1125.55	1126.15	0.46	16.1	342	1,711
EW-25-391	Vnlts	Resource addition	996.70	998.50	1.03	1.78	117	268
EW-25-391	Navidad Vein 1	Resource addition	1010.20	1011.45	1.13	0.85	92	165
EW-25-391	Navidad Vein 2	Resource addition	1012.80	1015.10	2.08	1.41	123	242
EW-25-391	Vein	Resource addition	1195.10	1198.90	1.9	1.42	117	237
EWUG-24-047	Regalo Vein	Resource addition	803.90	806.90	1.93	2.54	14	231
EWUG-24-047	Navidad Vein	Resource conversion	815.00	825.45	9.05	3.31	55	337
EWUG-25-050	Winter Vein	Resource addition	702.50	713.10	6.81	14.77	642	1,898
EWUG-25-050	Include 1	Resource addition	702.90	704.75	1.19	29.51	919	3,427
EWUG-25-050	Include 2	Resource addition	705.10	708.95	2.47	21.22	1,093	2,897

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EWUG-25-050	Vein	Resource addition	720.50	724.15	2.09	3.66	141	452
EWUG-25-050	Include	Resource addition	720.50	721.05	0.32	11.01	413	1,349
EWUG-25-050	Regalo Vein	Resource addition	1017.00	1019.50	1.25	2.75	314	548
EWUG-25-050	Navidad Vein	Resource addition	1051.30	1057.20	3.79	0.82	100	169
EWUG-25-050	Stockwork	Resource addition	1068.70	1073.30	1.94	1.86	15	173
EWUG-25-050	Stockwork	Resource addition	1122.10	1127.45	2.68	2.44	114	322
EWUG-25-051	Winter Vein	Resource conversion	569.10	575.90	5.89	11.11	215	1,159
EWUG-25-051	Include 1	Resource addition	569.45	569.90	0.39	17.81	189	1,703
EWUG-25-051	Include 2	Resource addition	571.15	572.50	1.17	24.99	435	2,559
EWUG-25-051	Include 3	Resource addition	573.45	573.80	0.3	12.05	518	1,543
EWUG-25-051	Include 4	Resource addition	574.35	575.00	0.56	16.53	367	1,772

Notes:

  All holes are Diamond Drill Core; AgEq grade = Ag grade (g/t) + [Au (g/t) * 85].
  From and to length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.
  See Appendix for details regarding drill hole locations, sample type, azimuth, dip and total depth.
  Navidad: gold and silver drill hole significant intercepts were composited using the length weighted averages of uncapped sample assays, a 145 g/t AgEq minimum grade (Cut-off-Grade, "COG"), and a minimum composite length of 1.0 m (true width). A maximum of 1.0 m below the minimum grade cut-off was allowed as internal dilution. Where necessary to achieve minimum length, a single sample below the COG but grading >75g/t AgEq was allowed to be composited for short intervals.
  Santo Niño:  gold and silver drill hole significant intercepts were composited using the length weighted averages of uncapped sample assays, a 110 g/t AgEq minimum grade (Cut-off-Grade, "COG"), and a minimum composite length of 1.0 m (true width). A maximum of 1.0 m below the minimum grade cut-off was allowed as internal dilution. Where necessary to achieve minimum length, a single sample below the COG but grading >75g/t AgEq was allowed to be composited for short intervals.
  Where present, single samples or intercepts with assay results higher than 1000 g/t Ag and/or 10 g/t Au are highlighted as "Include" in each intercept.

First Majestic's drilling programs follow established Quality Assurance, Quality Control ("QA/QC") insertion protocols with standards, blanks, and duplicates introduced into the sample-stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis and the remaining half core is retained on-site for verification and reference purposes or for future metallurgical testing.

Core samples were submitted to the SGS laboratory (ISO/IEC 17025:2017) and to the First Majestic Central laboratory (Central laboratory) (ISO 9001:2015). At SGS, gold is analyzed by 30 g or 50 g fire assay atomic absorption finish (GE-FAA30V5, GE-FAA50V5). Results above 10 g/t gold are analyzed by 30 g or 50g fire assay gravimetric finish (GO-FAG30V, GO-FAG50V). Silver is analyzed by 3-acid digest atomic absorption finish (GE-AAS33E50). Results above 100 g/t silver are analyzed by 30 g or 50 g fire assay gravimetric finish (GO-FAG37V, GO-FAG57V). At Central laboratory, gold is analyzed by 30g fire assay atomic absorption finish (AU-AA13). Results above 10 g/t are analyzed by 30 g fire assay gravimetric finish (ASAG-14). Silver is analyzed by 3-acid digestion atomic absorption finish (AAG-13). Results above 100 g/t are analyzed by 30 g fire assay gravimetric finish (ASAG-14, ASAG-13).

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recently filed Annual Information Form available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

QUALIFIED PERSONS

Gonzalo Mercado, P. Geo., the Company's Vice President of Exploration and Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the full extent of the Santo Niño vein; follow-up drilling planned for 2025; statements relating to potential for grade increase of deposits; potential of drilling programs; and extension of mine life. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements". Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes; general economic conditions including inflation risks; labour relations; relations with local communities; changes in national or local governments; exchange rate fluctuations; environmental risks; requirements for additional capital; outcomes of pending litigation; unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations as well as those factors discussed in the section entitled "Description of Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A15: Drill Hole Collar Location, Sample Type, Azimuth, Dip and Total Depth

Drillhole	East	North	Elev	Azimuth	Dip	Depth (m)	Type
SE-24-02	581524	3320066	791.72	209.59	-62.09	474	Core
SE-24-03	581594	3319698	773.98	340.83	-44.92	825	Core
SE-24-04	581302	3320292	813.43	153.99	-64.48	530	Core
SE-24-05	581511	3320379	836.80	172.33	-62.45	630	Core
SE-24-06	581309	3320669	808.00	171.44	-62.18	276	Core
SE-24-07	581309	3320669	800.00	177.00	-45.00	840	Core
SE-24-08	581797	3320344	794.00	195.07	-66.09	735	Core
SE-25-09	581510	3320379	836.69	194.14	-67.61	762	Core
SE-25-10	581795	3320343	784.46	196.38	-74.84	711	Core
SE-25-11	581304	3320292	813.42	194.92	-65.15	516	Core
SE-25-12	581304	3320292	813.34	195.27	-54.09	570	Core
SE-25-13	581512	3320379	836.52	159.79	-44.97	555	Core
SE-25-14	581797	3320348	784.53	149.63	-73.57	801	Core
SE-25-15	581303	3320292	813.42	213.11	-44.33	480	Core
SE-25-16	581305	3320292	813.45	190.15	-44.86	723	Core
SE-25-17	582068	3320192	817.75	191.08	-74.84	735	Core
SE-25-18	581303	3320293	813.47	219.48	-54.47	477	Core
SE-25-19	581303	3320293	813.64	227.50	-43.57	441	Core
SE-25-20	581797	3320347	784.24	184.06	-49.45	555	Core
SE-25-21	581302	3320293	813.43	236.62	-44.40	477	Core
SE-25-22	581796	3320347	784.69	206.82	-51.92	561	Core
SE-25-23	581307	3320292	813.70	169.61	-49.20	468	Core
SE-25-24	581797	3320344	794.00	195.86	-43.73	504	Core
SE-25-25	581302	3320293	813.43	171.86	-60.10	462	Core
EW-24-387	583232	3319766	876.92	162.71	-59.82	1500	Core
EW-24-388	583419	3319716	871.26	174.77	-58.45	1293	Core
EW-25-389	582983	3319624	898.05	167.75	-55.17	1272	Core
EW-25-390	582913	3319501	916.44	169.95	-60.03	1386	Core
EW-25-391	582805	3319381	909.74	165.00	-55.83	1334	Core
EWUG-25-047	583639	3319413	603.12	201.42	-58.99	852	Core
EWUG-25-048	583666	3319415	603.35	172.63	-65.66	1008	Core
EWUG-25-049	583639	3319413	603.02	180.77	-64.22	971.5	Core
EWUG-25-050	583667	3319415	603.24	155.44	-73.90	1149	Core
EWUG-25-051	583638	3319413	603.71	194.12	-69.43	1200	Core

Notes:

  Santa Elena: All drill hole collar coordinates are determined using total station equipment after hole completion with UTM WGS84, Zone 13 (metres) as the reference system.